Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES

Offer to Exchange Warrants to Acquire Shares of Common Stock

of

Jet.AI Inc.

for

Shares of Common Stock

of

Jet.AI Inc.

and

Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JULY 25, 2024, OR SUCH LATER TIME AND DATE TO WHICH THE COMPANY MAY EXTEND THE OFFER. WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

July 10, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

Enclosed are the prospectus/offer to exchange, dated July 10, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which together set forth the offer of Jet.AI Inc., a Delaware corporation (the “Company”), to each holder of the Company’s warrants (“Warrants”; each such holder, a “Warrantholder”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”; such shares, “Common Shares”), to receive Common Shares in exchange for each Warrant tendered by the Warrantholder and exchanged pursuant to the offer (the “Offer”). Specifically, the Offer is being made to Warrantholders of the Company’s:

●	publicly traded, five-year Warrants that are each exercisable to purchase one Common Share at an exercise price of $11.50 per share (the “Redeemable Warrants”), which were issued under that certain Warrant Agreement dated August 21, 2021 between the Company, Continental Stock Transfer & Trust Company, as warrant agent (“CSTTC”), and each Warrantholder (the “Redeemable Warrant Agreement”), in connection with the Company’s initial public offering (the “IPO”);

●	private, five-year Warrants that are each exercisable to purchase one Common Share at an exercise price of $11.50 per share (the “Private Warrants”), which were issued under the Redeemable Warrant Agreement in connection with the Company’s IPO; and

●	publicly traded, ten-year Warrants that are each exercisable to purchase one Common Share at an exercise price of $15.00 per share (the “Merger Consideration Warrants”), which were issued under that certain Warrant Agreement dated August 10, 2023 between the Company, CSTTC, and each Warrantholder (the “Merger Consideration Warrant Agreement”).

The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Time, on July 25, 2024, or such later time and date to which the Company may extend the Offer (such period during which the Offer and Consent Solicitation is open, giving effect to any withdrawal or extension, the “Offer Period”; such date and time at which the Offer Period ends, the “Expiration Date”).

The Common Stock, Redeemable Warrants, and Merger Consideration Warrants are quoted on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “JTAI,” “JTAIW,” and “JTAIZ,” respectively. As of July 10, 2024, an aggregate of 23,052,625 Warrants are outstanding, consisting of: (i) 9,859,220 Redeemable Warrants; (ii) 7,433,405 Merger Consideration Warrants; and (iii) 5,760,000 Private Warrants. Pursuant to the Offer, we are offering up to an aggregate of 12,334,621 Common Shares (inclusive of potential shares issuable for purposes of rounding fractional amounts) in exchange for all of the outstanding Warrants.

Until the Expiration Date, the Company is offering Warrantholders the opportunity to receive 0.3054 Common Shares in exchange for each Redeemable Warrant or Private Warrant they hold and 1.0133 Common Shares in exchange for each Merger Consideration Warrant they hold. If you choose to participate in the Offer, you may tender less than all of your Warrants pursuant to the terms of the Offer.

No fractional Common Shares will be issued pursuant to the Offer. Instead, any fractional Common Shares to which a Warrantholder would otherwise have been entitled to receive pursuant to the Offer will be aggregated and then rounded up to the nearest whole Common Share. Our obligation to complete the Offer is not conditioned on the receipt

The Company may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, the Company will return the tendered Warrants to the holders (and the related consent to the applicable Warrant Amendments will be revoked). The Company’s obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered public Warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Redeemable Warrant Agreement and the Merger Consideration Warrant Agreement (collectively, the “Warrant Amendments”), which will govern all of the Warrants to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged into a number of Common Shares equal to 10% less than the number of Common Shares the Warrantholder would have received as Exchange Consideration had their Warrants been exchanged pursuant to the applicable Exchange Ratio in the Offer.

Pursuant to the terms of the Redeemable Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the outstanding Redeemable Warrants; provided that any amendment solely to the Private Warrants requires the vote or written consent of holders of at least a majority of the outstanding Private Warrants. Under the Merger Consideration Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding Merger Consideration Warrants.

Warrantholders may not consent to a Warrant Amendment without tendering Warrants in the Offer of the type specified by the applicable Warrant Amendment, and Warrantholders may not tender such Warrants without consenting to the applicable Warrant Amendment. The consents to the Warrant Amendments are part this Letter of Transmittal and Consent relating to the Warrants, and, therefore, by tendering Warrants for exchange, Warrantholders will be delivering to their consent to the Warrant Amendment. Warrantholders may revoke consent at any time prior to the Expiration Date by withdrawing the Warrants they have tendered in the Offer.

Warrants not exchanged for Common Shares pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Amendments are approved. If the Warrant Amendments are approved, the Company intends to require, to the extent permitted by the Warrant Agreements, the exchange of all outstanding Warrants to Common Shares in accordance with the terms of the Warrants, as amended by the Warrant Amendments, and in compliance with applicable laws and regulations, including, without limitation, any restrictions described in Exchange Act Rules 13e-4(f)(6) and 14e-5.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

(1)	the Prospectus/Offer to Exchange;

(2)	the Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the applicable Warrant Amendment, and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Warrants and provide consent;

(3)	the Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

(4)	a form of letter that may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

(5)	a return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—General Terms—Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on July 25, 2024, or such later time and date to which the Company may extend the Offer.

The Company will not pay any fees or commissions to any broker, dealer, or other person (other than the Exchange Agent, the information agent, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Banks and Brokers Call Collect: (203) 658-9400

All Other Call Toll-Free: (800) 662-5200

Email: JTAI.info@investor.morrowsodali.com

Very truly yours,

Jet.AI Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the information agent, or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.